Exhibit 4.2

Move

SAP

Plan

Rules

Rules of the “Move SAP” Plan

Version as of March 02, 2022

Amended by the Executive Board on March 04, 2022

MOVE SAP

2

Contents

1 PURPOSE	1

2 DEFINITIONS AND INTERPRETATION	1

3 GRANT OF AWARDS	7

4 VESTING SCHEDULE	8

5 PERFORMANCE-BASED AWARDS	8

6 RESTRICTIONS ON TRANSFER	9

7 VESTING	9

8 SETTLEMENT	9

8A CASH EQUIVALENT	10

8B TAXATION AND REGULATORY ISSUES	10

9 CESSATION OF EMPLOYMENT	11

10 TRANSFER OR ASSIGNMENT OF PARTICIPANTS WITHIN THE GROUP	12

11 CORPORATE EVENTS	13

12 ADJUSTMENTS	14

13 AMENDMENTS	14

14 LEGAL ENTITLEMENT	15

15 GENERAL	15

1	PURPOSE

The Plan is intended to provide the Company and its majority-owned or directly and/ or indirectly controlled subsidiaries with the ability to attract and retain selected employees with market-competitive equity compensation awards, subject to the terms and conditions set forth below (the “Plan Rules”). Awards made under the Plan will give Participants the opportunity to receive SAP SE shares or the alternative cash equivalent linked to the value of SAP SE shares.

2	DEFINITIONS AND INTERPRETATION

2.1 In this Plan, unless otherwise stated, the words and expressions below have the following meanings:

“Award”	a conditional right to acquire Shares, granted in consideration of an Eligible Employee’s services, and determined by reference to a certain number of restricted stock units (“RSUs”) and/or performance share units (“PSUs”) in accordance with the Plan Rules and the Grant Letter;

“Cash Value”	the value of an Award in cash determined by the Executive Board at the Grant Date;

MOVE SAP

“Closed Period”	any of the following periods:
i	between the fifteenth day of the last month of a fiscal quarter and the day on which the Company announces the provisional results for that quarter (inclusive) being the blackout periods as defined in the SAP Code of Business Conduct and the SAP Insider Policy,
ii	between the day the Company publishes in one of the journals recognized by the Frankfurt Stock Exchange for that purpose a subscription offer for new Shares or bonds with conversion or subscription rights for Shares, until the last day of the subscription term, inclusively;

“Company”	SAP SE;

“Control”	i. direct or indirect legal or beneficial ownership of, in the aggregate, more than 50% of the Shares or voting rights in the Company, or the ability to otherwise exercise a dominating influence over the Company within the meaning of § 17 of the German Stock Corporation Act; or

ii.  in the event of a public tender offer for Shares in the Company, circumstances where (A) the Shares already in the control of the offeror and the Shares which have already been tendered carry, at any point in time during the tender offer, in the aggregate more than 50% of the voting rights in the Company, and (B) the offer becomes unconditional;

2

MOVE SAP

“Divestiture”	the sale, transfer, or disposition of the ownership of assets or a group of assets, shares of one or more Subsidiaries, or a combination of assets and shares of one or more Subsidiaries, in a single transaction or series of transactions; provided that the Executive Board of the Company has determined that (i) such transaction or series of transactions constitutes the sale of all or substantially all of the assets and/or shares of a Subsidiary or business unit of the Company and (ii) after which the stockholders of the Company immediately prior to such transaction or series of transactions hold no more than 25 % of the voting power of all classes of shares of the entity or group to which the business unit was sold, transferred or disposed of, directly or indirectly, immediately after such transaction or series of transactions. For the avoidance of doubt, the sale, transfer of disposition of shares of a Subsidiary in a public offering, share dividend or distribution, share split, or any other similar capital adjustment and the subsequent sale, transfer or disposition of the Company’s majority interest in that Subsidiary to one or more third parties shall not constitute a Divestiture unless otherwise determined by the Executive Board of the Company.

“Eligible Employee”	an employee of the Company or any of its Subsidiaries (excluding a member of the Executive Board) who satisfies any such eligibility criteria imposed in respect of a particular grant of Awards as determined by the Executive Board;

“Employing Company”	the Group Company which employs the Eligible Employee;

“Executive Board”	the Executive Board (Vorstand) of the Company;

“Fractional RSUs/PSUs”	a fraction of an RSU/PSU rounded down to the nearest four decimal places (and “Fractional RSU” and “Fractional PSU” shall be construed accordingly);

3

MOVE SAP

“Fractional Share”	a fraction of a Share rounded down to the nearest four decimal places corresponding to the equivalent Fractional RSU or Fractional PSU;

“Grant Date”	the date on which the Executive Board decides on the grant of Awards pursuant to Section 3;

“Grant Letter”	the letter, to a Participant, which includes details of the Award;

“Group”	the Company together with its Subsidiaries;

“Group Company”	each of the Company and its Subsidiaries;

“Hasso Plattner Founders’ Award”	the highest employee recognition award at SAP;

“Market Value”	the average, calculated to two decimal places, of the closing price of the Shares on the XETRA trading system (or any successor system) over the five Trading Days ending on the Trading Day immediately before the Grant Date, or the relevant Vesting Date (as applicable);

“Participant”	any person who holds an Award granted under this Plan;

“Performance Criteria”	one or more quantifiable key performance indicator(s) (KPI) defined to measure the performance achievement for performance-based Awards granted under this Plan, as set out in the Grant Letter;

4

MOVE SAP

“Performance Period”	the period over which the Performance Criteria are measured, as determined by the Executive Board in accordance with Section 5;

“Plan”	the “Move SAP” Plan in its present form or as from time to time amended;

“Plan Administrator”	has the meaning given in Section 15.3;

“RSU”/“PSU”	respectively, a Restricted Stock Unit and a Performance Share Unit, being the calculation unit in which Awards are denominated; the number of RSUs/PSUs that an Award comprises on the Grant Date is shown in the Grant Letter and is calculated by dividing the Award’s Cash Value on the Grant Date by the Market Value of one Share on the Grant Date; and where the calculation (rounded down to the nearest four decimal places) produces any fractional entitlements, the Award will include Fractional RSUs/PSUs;

“Share”	a share in the capital of the Company listed on the Frankfurt Stock Exchange under ISIN DE 000 7 164 600;

“Subsidiary”	any entity which is directly or indirectly controlled or majority-owned by the Company;

“Successor”	has the meaning given in Section 11.1.2;

“Tax Liability”	any tax or social security contributions liability in connection with an Award for which the Participant is liable and for which any Group Company or former Group Company is obliged to account to any relevant authority;

5

MOVE SAP

“Trading Day”	any day on which the Frankfurt Stock Exchange is open for business;

“Vest”	the point in time at which a Participant becomes unconditionally entitled to receive Shares in respect of his Award (subject to Section 8A) in accordance with the Plan Rules;

and the terms “Vesting”, “Vested” and “Unvested” will be construed accordingly;

“Vesting Schedule”	the date or dates (each being a “Vesting Date”), determined in accordance with Section 4 and set out in the Grant Letter, on which a Participant’s Award Vests in respect of some or all of the RSUs/PSUs to which it relates; if a foreign exchange rate is not available on the Vesting Date then the last available foreign exchange rate is applicable.

6

MOVE SAP

2.2	References in the Plan to:

2.2.1	any statutory provisions are to those provisions as amended or re-enacted from time to time;

2.2.2	the singular include the plural and vice versa; and

2.2.3	the masculine include the feminine and vice versa.

2.3	Headings are for convenience only and do not form part of the Plan.

3	GRANT OF AWARDS

3.1  Subject to Section 3.2, the Employing Company may grant an Award to an Eligible Employee based on the determinations of the Executive Board pursuant to Section 3.4 and subject to the Plan Rules. Participants will receive a Grant Letter from the Employing Company. Notwithstanding the foregoing, Participants will receive their Grant Letter from the Company in case this is necessary or appropriate in order to meet country-specific requirements, in particular regarding any registration procedures or any other reasons.

3.2  For the Hasso Plattner Founders’ Award, Eligible Employees of participating Group Companies receive their Grant Letter from the Company.

3.3  An Award may only be granted outside of a Closed Period.

3.4  The Executive Board will determine the Participants to be granted an Award, based on recommendations provided by the relevant Employing Company, and the terms of the Award including:

i) the number of RSUs/PSUs (which may include Fractional RSUs/PSUs) to which the Award relates at the Grant Date and the Cash Value of the Award at the Grant Date and; ii) the Market Value used to determine such number of RSUs/PSUs;

iii) the Vesting Schedule in accordance with Section 4; iv) the Performance Criteria, where applicable, in accordance with Section 5; and (v) whether the Award should be settled in cash in accordance with Section 8A, and as soon as practicable after the Grant Date, each Participant will be issued a Grant Letter setting out the key terms of their Award. Eligible Employees who do not wish to accept the Award will have four (4) weeks starting with the receipt of the Grant Letter to reject the Award; if a rejection is not registered within the four-week time period, the Award will be deemed to have been accepted. If a Participant failed to comply with all onboarding requirements pursuant to Section 15.3 s. 5-6 and 15.4 s. 3 s. until the last day of the month before the first vesting event, the Executive Board may remove the Participant from the Plan in accordance with Section 15.3 s. 7.

7

MOVE SAP

4	VESTING SCHEDULE

The Executive Board will determine the Vesting Schedule that applies to an Award provided that any Vesting Date must be at least six (6) months after the Grant Date, such that an Award will Vest:

4.1  in respect of all RSUs/PSUs to which it relates on a single Vesting Date (“Cliff Vesting”); or

4.2  in respect of a certain number of RSUs/PSUs or percentage of the Award to which it relates on a number of Vesting Dates in such proportions and at such frequency as determined by the Executive Board (“Tranche Vesting”).

5	PERFORMANCE-BASED AWARDS

5.1  In case the Award is subject to one or more Performance Criteria, the number of PSUs under the Award on the Grant Date can vary from the number of PSUs at Vesting subject to the fulfilment and/or level of achievement of the Performance Criteria. The fulfilment and/or level of achievement of the Performance Criteria will be determined by the Executive Board at the end of the defined Performance Period.

5.2  The number of PSUs at Vesting for performance-based Awards will be calculated based on the fulfilment and/or level of achievement of the Performance Criteria and rounded down to the nearest four decimal places.

8

MOVE SAP

5.3  The method of calculation of the PSUs at Vesting for performance-based Awards will be set out in the Grant Letter and where the calculation produces fractional entitlements, Fractional PSUs will be included.

6	RESTRICTIONS ON TRANSFER

6.1  An Award cannot be transferred, assigned, charged or otherwise disposed of in any way (except in the event of the Participant’s death, subject to Section 6.2 below).

6.2  In the case of a Participant’s death, the Award will pass to the Participant’s heirs or legatees and will Vest in full at the next possible quarterly Vesting Date following the date of death. Following Vesting, any Shares due will be transferred to the Participant’s heirs or legatees in accordance with Section 8, subject to Section 8A. Where Section 8A is applicable, any cash payment due will be calculated and paid in accordance with Section 8A, provided that at the free election of the Employing Company, the payment will either be transferred to the Participant’s last known salary account or held in trust until the end of applicable statute of limitation period.

7	VESTING

Subject to Sections 6.2, 9 and 11, an Award will Vest in accordance with the Vesting Schedule, provided the Participant remains an employee of a Group Company at least until and including Vesting Date.

8	SETTLEMENT

8.1  The number of Shares (including Fractional Shares) in respect of which the Award Vests will be issued or transferred (as applicable) to the Participant within 30 days following the Vesting Date.

8.2  A Participant may sell or transfer to a private securities account some or all of their Shares (but not any Fractional Shares) at any time and subject to the terms and conditions of the Plan Administrator.

9

MOVE SAP

8.3 A Participant may dispose of their Fractional Shares by requesting a cash payment equal in value to any Fractional Shares held on the Participant’s behalf by the Plan Administrator. Such payment will be made to the Participant within 90 days of receipt of the request.

8A	CASH EQUIVALENT

8A.1 At any time prior to or on the Vesting Date, the Executive Board may determine that the Award will not be settled in Shares, but the Participant will instead receive a cash amount equal in value to the number of RSUs/PSUs (including Fractional RSUs/PSUs) in respect of which the Award vests.

8A.2 Where Section 8A.1 applies the cash amount payable to a Participant in respect of a Vested Award will be calculated by multiplying the Market Value of a Share at the Vesting Date by the number of RSUs/PSUs in respect of which the Award Vests. Where the calculation produces fractional entitlements, the Award will be treated as Vesting over Fractional RSUs/PSUs.

8A.3 Payments will be made to Participants in the same currency in which they receive salary (“Local Currency”). Where the Local Currency is not Euros, the Euro amount calculated pursuant to Section 8A.2 will be converted to Local Currency using the European Central Bank Euro foreign exchange reference rate on the Vesting Date. If there is no foreign exchange reference rate available on the Vesting Date, the last available exchange rate shall be used.

8A.4 The amount calculated in accordance with Section 8A.2 will be paid by the relevant Employing Company in the next possible payroll run after Vesting, and by no later than the month following the Vesting Date. All payments hereunder will be subject to the deduction of any applicable Tax Liability in accordance with Section 8B.

MOVE SAP

8B	TAXATION AND REGULATORY ISSUES

8B.1 A Participant will be responsible for and indemnifies each relevant Group Company against any Tax Liability relating to his Award. Any Group Company, or the Plan Administrator (on behalf of a Group Company) may withhold an amount equal to such Tax Liability from payments to be made under the Plan and/or from any other amounts due to the Participant (to the extent such withholding is lawful) and/or will make any other arrangements as it considers – in its own discretion - appropriate to ensure recovery of such Tax Liability including, without limitation, the sale of a sufficient number of the Participant´s Shares to realise an amount to settle the Tax Liability as determined by the relevant Group Company or the Plan Administrator (on behalf of a Group Company). Participants will also be responsible for all taxes and social security liabilities which they are obliged to account for directly to any tax authority in any jurisdiction in connection with the Plan.

8B.2 The Company and the Participants are obliged to comply with any applicable laws and regulations on insider dealing and any Company insider policies.

9	CESSATION OF EMPLOYMENT

9.1 If a Participant ceases to be employed by a Group Company, his Vested Awards will not be affected, and other than in the case of death (Section 6.2), his Unvested Awards will be treated in accordance with Section 9.

9.2 If a Participant ceases to be employed by a Group Company due to (i) operational reasons (meaning reasons related to the relevant Employing Company’s business operations, regardless of the Participant’s individual performance); (ii) retirement; or (iii) permanent disability, his Unvested Awards will be accelerated and Vest in full at the next possible quarterly Vesting Date after the date of cessation of employment and the number of Shares in respect of which the Award Vests will be calculated and such Shares shall be issued or transferred (as applicable) to the Participant in accordance with Section 8 or, if Section 8A applies, a cash payment will be made to the Participant. In case of a performance-based Award, if a Participant ceases to be employed before completion of the relevant Performance Period, the number of PSUs subject to accelerated Vesting pursuant to this Section 9.2 will be calculated based on the level of achievement of the Performance Criteria at 100%.

MOVE SAP

9.3  If a Participant ceases to be employed by a Group Company due to (i) termination by the Employing Company; or (ii) termination by the Participant; or (iii) by mutual agreement due to reasons other than urgent business operation requirements; or (iv) by expiration of a limited contract; or (v) during a probationary period defined per law or employment contract, provided that termination does not fall under reasons set forth in Section 9.2, his Unvested Awards will forfeit upon expiry of the date of cessation of employment.

9.4 If a Participant has acquired Shares following Vesting of an Award and thereafter ceases to be employed by any Group Member (including in circumstances where a Participant’s employer ceases to be a Subsidiary of the Company) such Participant must sell all of his Shares (including Fractional Shares) or transfer such Shares to a personal brokerage account within 3 months after cessation of employment.

9.5 For the purposes of the Plan, no Participant shall be treated as ceasing to hold employment with a Group Company until that Participant no longer holds:

9.5.1 an office or employment with any Group Company; or

9.5.2 a right to return to work,

and provided that termination of employment with one Group Company followed by immediate employment by another Group Company shall not constitute cessation of employment.

10	TRANSFER OR ASSIGNMENT OF PARTICIPANTS WITHIN THE GROUP

10.1 If before the expiry of the Vesting Schedule applicable to an Award a Participant’s employment transfers from one Group Company to another Group Company, any obligation to make any payments due under the Plan shall be split between the relevant Group Companies. The split shall be pro-rata to the period of time for which the Participant was employed by or working for each of the Group Companies concerned during the Vesting Schedule or, in the case of Tranche Vesting, the relevant part of the Vesting Schedule. If a Participant works temporarily for a Group Company that is not his employer, the obligation to make any payments due under the Plan shall remain with the employing Company.

10.2 Section 8B shall apply mutatis mutandis with regards to each of the relevant Group Companies.

MOVE SAP

11	CORPORATE EVENTS

11.1 If:

11.1.1 a person or persons acting in concert (such person or persons not being a Subsidiary or Subsidiaries, as the case may be) acquires or acquire Control of the Company, or in the case of the sale and/or transfer of all or substantially all of the Company’s assets to a person who is not a Subsidiary, or a merger (pursuant to Section 2 of the German Transformation Act; Verschmelzung) of the Company with a person who is not a Subsidiary; or

11.1.2 the Group Company which employs a Participant or the business or part of business in which he is employed is part of a Divestiture to a party who is not a Group Company (the “Successor”),

a)	in the case of Section 11.1.1, all Unvested Awards, and in the case of Section 11.1.2, those Unvested Awards granted to the Participants who are at the time of the corporate event employed by the respective Group Company or in the respective business or part of business, will Vest at the effective date of the relevant event unless provided otherwise in a Grant Letter or determined by the Executive Board prior to the relevant event;

b)	in case of a performance-based Award, if the effective date of the relevant event occurs before the completion of the relevant Performance Period, the number of PSUs Vesting at the effective date of the relevant event (pursuant to this Section 11.1) will be calculated based on the level of achievement of the Performance Criteria at 100%, and

MOVE SAP

c)	in case of a Divestiture, unless provided otherwise in a Grant Letter or determined by the Executive Board, the Successor shall assume and continue to operate the Plan (as modified from time to time by the Executive Board or the Successor) and Unvested Awards shall not Vest and shall be assumed by the Successor or substituted with an equivalent award with similar terms and conditions, denominated in cash, shares or a combination thereof, upon closing of the Divestiture. Each Unvested Award that is assumed by the Successor shall be appropriately adjusted, immediately after such Divestiture, to apply to the number, kind and class of securities that would have been issuable to a Participant upon the consummation of such Divestiture had the Unvested Award been vested or earned immediately prior to such Divestiture, and other appropriate adjustments shall be made to the terms and conditions of the Unvested Award. If a Participant’s Unvested Awards are assumed in the context of a Divestiture and their employment is subsequently terminated by the Successor in connection with or within twelve (12) months following the Divestiture for any reason other than termination for cause, all of the Participant’s Awards granted prior to the date of the Divestiture that are in effect as of the date of such termination (whether assumed or substituted by the Successor) shall be Vested in full (assuming the Performance Criteria or any other conditions provided under such Award were met, if applicable) effective on the date of such termination. For the avoidance of doubt, the Executive Board has the discretion to determine the treatment of Unvested Awards upon a Divestiture and need not treat all Unvested Awards in the same manner.

11.2 The number of Shares due to the Participant in respect of an Award Vested pursuant to Section 11.1 will be calculated and issued or transferred (as applicable) in accordance with Section 8 (subject to the application of Section 8A).

12	ADJUSTMENTS

The number of Shares to which an Unvested Award relates may be adjusted in such manner as the Executive Board in its free discretion determines is appropriate to preserve the value of the Awards for the Participants in the event of any variation of the share capital of the Company.

13	AMENDMENTS

13.1 Subject to Section 13.2, the Executive Board may at any time amend the Plan Rules.

13.2 No amendment under Section 13.1 to the material disadvantage of the existing rights of a Participant will have any effect on the existing rights of a Participant unless such Participant agrees to the amendment in writing.

MOVE SAP

14	LEGAL ENTITLEMENT

14.1 Section 14 applies during a Participant’s employment with any Group Company and after the termination of such employment.

14.2 Nothing in the Plan or its operation forms part of the terms of employment of a Participant, and the rights and obligations arising from a Participant’s employment with any Group Company are separate from, and are not affected by, his participation in the Plan. Participation in the Plan does not create any right to continued employment for any Participant.

14.3 The grant of any Award to a Participant does not create any right for that Participant to be granted any further Awards or to be granted Awards on any particular terms, including the number of Shares to which Awards relate.

14.4 By participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including in relation to:

14.4.1 any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of the Participant’s employment);

14.4.2 any exercise of a discretion or a decision taken in relation to an Award or to the Plan or any failure to exercise a discretion or take a decision; or

14.4.3 the operation, suspension, termination or amendment of the Plan.

15	GENERAL

15.1 The Company may terminate the Plan at any time by the passing of a resolution by the Executive Board. Termination of the Plan will be without prejudice to the existing rights of Participants.

MOVE SAP

15.2 By participating in the Plan, a Participant consents to the collection, holding and processing of his personal data by any Group Company, the Plan Administrator (on behalf of the relevant Group Company) or third party for all purposes relating to the operation of the Plan, including but not limited to, the administration and maintenance of Participant records, the operation of trust bank account for holding any Shares vested in custody, providing information to prospective purchasers of the Company or any business in which the Participant works and to the transfer of information about the Participant to a country or territory which is outside the European Union or the European Economic Area. The Participant shall provide all necessary information (including personal data) and shall declare all data processing consent required for an administration of the Plan in compliance with all applicable laws and regulations including but not limited to data protection rules and anti-money-laundry rules provided the consent does not exceed the range of the consent declared by the Participant concerning the administration of his employment with the Employing Company.

15.3 The Plan will be administered by the Company. The Company will have full authority, consistent with the Plan, to administer the Plan, including authority of the Executive Board to adopt regulations for administering the Plan. The Company has the full authority to delegate the administration of the Plan to one or more external service providers (“Plan Administrator”). Decisions of the Executive Board regarding the administration of the Plan will be final and binding on all parties. The Company may change the Plan Administrator at any time and, by participating in the Plan, a Participant consents to the Company or Plan Administrator taking any and all steps and making any and all declarations necessary or desirable to effect such change on behalf of the Participant including the transfer of assets (cash and (Fractional) Shares) and related information to the newly selected Plan Administrator. Upon request of the Company the Participant shall enter into a direct contractual relationship with the Plan Administrator for purposes of the effective and compliant administration of the Plan. The participation in the Plan is subject to the respective Participant’s full and continued compliance with all reasonable requirements for the administration of the Plan as determined by the Company or Plan Administrator (on behalf of the Company) and resulting in particular, but not limited to, from data protection and anti-money-laundry rules and as defined by the Company or Plan Administrator (on behalf of the Company) for the process of the Participant’s initial onboarding into the plan administration. If a Participant failed to comply with all obligations pursuant to Section 15.3 s. 5-6 and 15.4 s. 3, the Executive Board may in its sole discretion (a) remind the Participant and (b) then, provided the Participant does not comply with the requirements within a reasonable time prior to the next Vesting the Executive Board may notify the Participant that all the Participant’s Unvested Awards have forfeited and the Participant shall have no claim for compensation in relation to the forfeiture.

MOVE SAP

15.4  Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post, in the case of a company to their registered office (for the attention of the managing director or similar officer), and in the case of an individual to his last known address, or, where he is a director or employee of a Group Company, either to his last known address or to the address of the place of business at which he performs the whole or a substantial part of the duties of his office or employment. To the extent permitted by applicable law, all communication will be affected by electronic means (including, but not limited to email and any web based online communication process). A Participant has to provide the Company as well the Plan Administrator his current contact details and shall be responsible for maintaining this address even after termination of the employment until full settlement of all operations related to this Participant due under this Plan.

15.5  The Plan Rules will be governed by and construed in accordance with the laws of Germany excluding the rules on the conflict of laws. The Courts of Heidelberg, Germany, will have exclusive jurisdiction over all disputes arising out of or in connection with the Plan.

15.6  The Plan is drafted in English only. Any version of the Plan provided to a Participant in any other language is a translation and is not legally binding. In the event of a dispute, or a question of construction, the English version of the Plan shall prevail.